Exhibit (14)(ff)

MFS® Code of
Business Conduct

November 10, 2020	Code of Business Conduct

Applies to

All MFS full-time, part-time and temporary employees globally

All MFS contractors, interns and co-ops who have been notified by Compliance that they are subject to this policy

All MFS entities

Questions?

For questions or to report actual or suspected violations

Chris Galeazzi, x56955

Matthew Stowe, x55084

For more information on administration such as regulatory authority, supervision, interpretation and escalation, monitoring, related policies, amendment or recordkeeping please click this link.

Throughout its history, MFS has demonstrated its commitment to integrity, respect, and honesty, while consistently putting the needs of its clients first. This commitment defines our reputation in the marketplace and requires everyone at MFS to demonstrate these values every day. This Code of Business Conduct describes some of our most fundamental principles related to ethics and provides guidance for acting legally, fairly and responsibly. It is essential that you understand these principles and rules and ingrain them in your day-to-day decision making. These principles are echoed in MFS’ four corporate values: Never Settle, Do the Right Thing, Lead With Passion and Succeed Together.

While this Code and related Conduct Policies are your guide for action and decision-making, it is important that you ask questions if you are ever unsure how to proceed. Through our commitment to these values, we will advance our reputation and create opportunity for success.

MFS® Code of
Business Conduct

November 10, 2020

Ethics at MFS

At MFS, we believe that strong ethical values will lead to smart long-term business decisions. The firm has built its foundation on doing the right thing and taking the necessary steps to protect both MFS and our clients.

We take pride in being leaders, not followers, and everything we do is aligned with the needs of our clients. In an industry with a pervasive short-term focus, we emphasize the long term — in line with the time horizons of investors. And when our industry is placing greater emphasis on ethics than ever before, we don’t need to make any big changes or play catch-up. Ethics is ingrained in our culture, and we trust you to do the right thing. But that doesn’t mean we can’t challenge ourselves and improve when it comes to our ethics and compliance efforts.

As market dynamics change, industry regulations evolve and new challenges emerge, we must continue to provide clear direction to all of our employees. Helping you make everyday ethical decisions is a big part of maintaining the standards that have long protected MFS and our clients.

Protecting the firm’s reputation — and more important, our clients — is a responsibility that we all share. And we understand that not every decision is simple. If there are ever questions that our Code of Conduct and other policies do not specifically address, you can always contact the Legal and Compliance teams for additional guidance.

Robert J. Manning	Michael Roberge

Core Principles

Doing business ethically

Understand the business reasons behind ethical behavior. Ethics is not simply a dimension of MFS’ business; it is part of the foundation. Strong ethics enables us to maintain the reputation necessary to attract and retain clients.

Act honestly and with integrity. Always treat our clients, business partners and coworkers equitably, with respect and with fairness and professionalism. Ethics is as much about adhering to the spirit of our policies as to the letter.

Avoid even the appearance of unethical behavior. If something doesn’t feel or look right, it probably isn’t. Being attentive to how our words and actions might be interpreted by others is one of the ways we are able to demonstrate to outside observers — including clients, regulators, and the media — that we truly place a high value on ethical conduct.

Be aware that acting ethically is critical to your career and success. While ethics is measured collectively in the form of a company’s reputation, it is built through individual actions. If one individual or group behaves unethically, it can tarnish the reputation of the whole company. By the same token, a strong effort by the entire team means everyone wins. Acting ethically is critical to your career and success.

Doing business legally

Comply with the law. The importance of complying with the law, and the damage that can occur to our reputation if we don’t, cannot be overstated. This Code of Business Conduct and many of our policies were created to help you comply with applicable laws. We also have Legal and Compliance Departments that can help when you have questions or need clarification about any law, rule, regulation, or policy.

Do not engage in fraud, and report it if others do. Fraud includes, among other things, making intentionally false statements to clients, regulators, and others; forging or altering documents; theft; and other dishonest acts intended to result in improper gain to you or MFS.

Do not engage in unfair business practices such as spreading rumors or stealing a competitor’s trade secrets.

Make sure your communications are fair and balanced. We do not conduct business based on information that is false or misleading. We must be able to stand behind our statements and our clients, business partners, and regulators must have confidence in those statements.

Maintain and preserve accurate business records. We must create and maintain accurate records to support regulated business activities. Do not dispose of or destroy any records unless it is permissible under MFS recordkeeping policies and the records are not subject to a litigation hold.

HELPFUL TO KNOW

How to report concerns

MFS’ Policy on Reporting Concerns to the Ombudsman provides you a direct, confidential and, in some jurisdictions, anonymous manner in which to report your concerns about unethical or illegal behavior. You may contact the Ombudsman by email at DL: Corp Ombudsman or by phone at 1-617-954-5000. The policy can be found on Diva.mfs.com.

Doing business responsibly

Be accountable. Take ownership for responsibilities that fall within the scope of your position. Admit to your mistakes, and work with others to correct them.

Act in our clients’ best interests. You are expected to exercise reasonable care and prudent judgment whenever acting on our clients’ behalf. Place clients’ interests ahead of your own, protect the confidentiality of their information and avoid activities that could affect your independence or objectivity.

Be loyal to MFS. You must not allow your personal interests to interfere with your responsibility to make objective, unbiased decisions. You must carefully protect our intellectual property, information and assets, and you must not use them for personal gain. In addition, you must never take personal advantage of any opportunities you discover through working here without first bringing them to our attention.

Maintain the confidentiality of non-public information. Unless authorized to do so, you must not disclose to any third party any non-public information entrusted to you in the course of your work, including information about MFS, our clients, and MFS personnel.

Be particularly attentive to maintaining the confidentiality of personal information and non-public investment-related information, such as client holdings and transactions, and be certain you understand when you are authorized to disclose such information.

HELPFUL TO KNOW

When disclosure of confidential information is lawful

You may use confidential information to truthfully cooperate in a government investigation or to make a good-faith report to a governmental or regulatory body about a possible violation of law, or to make a disclosure protected under the anti-retaliation or whistleblower provisions of applicable laws.

Your Commitment

Decision making

Make ethical business decisions. As you make business decisions, ask yourself these four questions:

1 Is it permitted? If it’s against law, regulation, or MFS policy, do not do it. While you are not expected to be an expert on all laws and regulations, you are expected to understand enough about them to know when to seek advice from your manager or Compliance.

2 Is it consistent with our duties, values and business interests? An action can be permitted yet still be inconsistent with our responsibilities and values.

3 Would it look proper to an outside observer? Ask how your actions would look in the media — whether social, broadcast or print — or to clients or regulators.

4 Do I fully understand the risks involved? The potential ethical risks within a decision aren’t always obvious.

Unless your answer to all four questions is a clear “yes”, do not move forward. If you are not sure about the answer to any of these questions, ask your manager, the contacts listed on the relevant policy or Compliance.

Conflicts of interest

Avoid, or report and manage, conflicts of interest.

Conflicts of interest can occur when your private interests interfere, or appear to interfere, with the interests of MFS or our clients. We recognize that conflicts may arise through the normal course of our business. Conflicts could arise:

•        When opportunities to use business information for personal gain arise.

•        In situations where personal, family, or other outside interests make it difficult to fulfill your duties to MFS.

•        In transactions between MFS and a client.

•        In situations where MFS could benefit by giving one client preferential treatment over other clients.

•        In situations where your personal interests could impact or involve an MFS business partner or competitor.

It’s important to manage conflicts properly. In general:

•        Between you and MFS, the interests of MFS come first.

•        Between you and a client, the interests of the client come first.

•        Between MFS and a client, the client’s interests come first.

•        Between or among clients, all clients must be treated fairly and equitably.

Many conflicts are addressed specifically in other MFS policies. Where they are not, report them to your manager and Compliance using the form found on iComply, and ask Compliance for guidance in managing any conflict.

HELPFUL TO KNOW

Implications for Other Policies

For more information on MFS’ framework for managing conflicts of interest and your responsibilities thereunder, please see the MFS Conflicts of Interest Policy which can be found on DIVA.mfs.com

Following MFS policies

Understand and adhere to all MFS policies, and certify to all MFS Conduct Policies. You are responsible for knowing when and how each policy applies to you; for recognizing situations where multiple policies may apply; and for adhering to all applicable restrictions and requirements. You must certify to our Conduct Policies when you join MFS and periodically thereafter. To assist you, we provide training periodically. You are responsible for completing any required certification and training in a timely manner.

Report all violations — promptly and without fear of retaliation. If you discover any actual, attempted, or suspected violation of any MFS policy, or of securities law or regulation, report it to Compliance immediately. This includes intentional or inadvertent violations by you or your coworkers.

MFS will not retaliate against you for reporting a violation of a policy, provided that the report is made in good faith. However, reporting concerns does not relieve you of accountability for any role you may have in the matter.

Violations will be escalated, and can result in potentially serious repercussions, such as a warning or dismissal. In some cases, you may also be exposed to censure, prosecution, or other consequences from outside authorities.

Seek guidance anytime you find yourself in a “gray area.”

No policy can address all of the situations you may encounter in your work. Whenever you find yourself in a “gray area,” seek guidance from your manager or a contact person listed in this Code or other relevant policies. Misunderstanding, ignorance of a policy/ requirement, or forgetfulness are not acceptable explanations for violating any MFS policy.

HELPFUL TO KNOW

MFS Conduct Policies

• Code of Business Conduct	• Reporting Legal and Regulatory events
• Anti-Bribery	• Outside Activities and Affiliations
• Charitable Contributions and Activities	• Personal Investing
• Fair Competition	• Political Contributions and Activities
• Gifts and Entertainment	• Social Media
• Information Security
• Inside Information

Ethics and Leadership

Promote ethics in all aspects of your work. Acting ethically is an essential quality for leadership at MFS. This applies with respect to your own behavior and, if you have direct reports, ensuring that those individuals understand and follow our conduct policies.

At every level, we expect leaders to promote a culture of ethics and compliance and to uphold our policies, procedures, and controls. While the expectations below apply in particular to managers (and aspiring managers), we value these leadership qualities in every individual, whatever their level or job function.

Lead by example. By developing good habits of compliance, you demonstrate that you value ethics and also show others how to make compliance an integral part of their work habits.

Bring ethics into the conversation. Make ethics part of the discussion with team members. When something with a compliance or ethical dimension arises, ask the others on your team what they think. Make it clear to those you supervise that your door is always open to them for compliance questions of any type.

Don’t leave ethics to others. Take the lead. If you see an ethical or compliance issue, speak up— either in a meeting, to your supervisor, or to Compliance, as appropriate. Ethics is one area where you don’t need to own the product or the project to raise a concern. If someone else raises a question, respond promptly and thoughtfully. If necessary, involve Compliance.

Support and protect those who raise concerns or report violations. When an individual takes the step of raising a concern or reporting a violation in good faith, they are demonstrating their understanding of our policies and ethical principles. This initiative should always be recognized and appreciated. In addition, it is an essential part of leadership to ensure that every individual in your reporting structure is confident that you will stand behind them.